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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Red Lion Hotels Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

756764106
(CUSIP Number)

Alexander B. Washburn
c/o Columbia Pacific Advisors, LLC
1910 Fairview Avenue East, Suite 500
Seattle, Washington 98102
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2009
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].


CUSIP No.
756764106

1. NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Columbia Pacific Opportunity Fund, L.P.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  [_]
(b)  [X]

3. SEC USE ONLY

4. SOURCE OF FUNDS*

WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
2,339,308

9. SOLE DISPOSITIVE POWER
0

10. SHARED DISPOSITIVE POWER
2,339,308

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,339,308

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8%

14. TYPE OF REPORTING PERSON

PN


CUSIP No.
756764106

1. NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Columbia Pacific Advisors, LLC
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  [_]
(b)  [X]

3. SEC USE ONLY

4. SOURCE OF FUNDS*

AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
2,339,308

9. SOLE DISPOSITIVE POWER
0

10. SHARED DISPOSITIVE POWER
2,339,308

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,339,308

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8%

14. TYPE OF REPORTING PERSON
IA


CUSIP No.
756764106

1. NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Alexander B. Washburn

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  [_]
(b)  [X]

3. SEC USE ONLY

4. SOURCE OF FUNDS*
AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
2,339,308

9. SOLE DISPOSITIVE POWER
0

10. SHARED DISPOSITIVE POWER
2,339,308

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,339,308

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8%

14. TYPE OF REPORTING PERSON

IN


CUSIP No.
756764106

1. NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Daniel R. Baty

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  [_]
(b)  [X]

3. SEC USE ONLY

4. SOURCE OF FUNDS*
AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
2,339,308

9. SOLE DISPOSITIVE POWER
0

10. SHARED DISPOSITIVE POWER
2,339,308

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,339,308

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8%

14. TYPE OF REPORTING PERSON
IN


CUSIP No.
756764106

1. NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Stanley L. Baty

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [_]
(b)  [X]

3. SEC USE ONLY

4. SOURCE OF FUNDS*
AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
2,339,308

9. SOLE DISPOSITIVE POWER
0

10. SHARED DISPOSITIVE POWER
2,339,308

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,339,308

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8%

14. TYPE OF REPORTING PERSON
IN

CUSIP No.
756764106

1. NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Brandon D. Baty

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  [_]
(b)  [X]

3. SEC USE ONLY

4. SOURCE OF FUNDS*
AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6. CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7. SOLE VOTING POWER
0
8. SHARED VOTING POWER
2,339,308

9. SOLE DISPOSITIVE POWER
0

10. SHARED DISPOSITIVE POWER
2,339,308

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,339,308

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.8%

14. TYPE OF REPORTING PERSON
IN


CUSIP No.
756764106


The following constitutes Amendment No. 1 ("Amendment No. 1") to the
Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D as specifically set forth.

Item 4. Purpose of Transaction.

The Reporting Persons acquired shares of the Common Stock for investment purposes based on their belief that the Common Stock of the Issuer represents an attractive investment opportunity. The Reporting Persons believe that the Issuer would be better able to realize its full value upon liquidation or a sale. The Reporting Persons have reserved the right to contact management with regard to concerns that they have with respect to the Issuer, including letters to the Board and/or other communications with management. Accordingly, the Reporting Persons sent a letter to the Board of Directors of the Issuer. A copy of the referenced letter is attached as Exhibit A.

Other than as listed above, the Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Transactions in the last sixty (60) days
Date           Amount of Shares Purchased        Price

2-5-09               11,500                    $2.3072
2-6-09                5,500                    $2.5316
2-10-09               9,200                    $2.544

Shares were purchased in unsolicited broker transactions on the New York Stock Exchange.

Item 7. Material to be Filed as Exhibits.

Exhibit A: Letter to the Board of Directors of the Issuer, dated February
10, 2009

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2009
(Date)


COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.

/s/ Alexander B. Washburn

Name: Alexander B. Washburn
Title: Managing Member of Columbia Pacific
Advisors, LLC, its general partner


COLUMBIA PACIFIC ADVISORS, LLC

/s/ Alexander B. Washburn

Name: Alexander B. Washburn
Title: Managing Member


ALEXANDER B. WASHBURN

/s/ Alexander B. Washburn


DANIEL R. BATY

/s/ Daniel R. Baty


STANLEY L. BATY

/s/ Stanley L. Baty


BRANDON D. BATY

/s/ Brandon D. Baty

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A


February 10, 2009

Board of Directors
Red Lion Hotels Corporation
201 West North River Drive
Suite 100
Spokane, WA  99201

Dear Directors:

As the single largest shareholder of the Red Lion Hotels Corporation ("RLHC" or the "Company") we would like to express our sincere disagreement with the Board's recent adoption of a shareholder rights plan. In addition, we would like to address the Company's current strategy.

Prior to our formal review process we indicated our belief that the Company's assets were undervalued. In the process of evaluating the potential acquisition of RLHC, we engaged a number of consultants and advisors to assist us in our review of RLHC's real estate and the Company's position in the marketplaces in which it operates. Following this process, we came to the following conclusions:

First, we believe RLHC should not be an independent public company. The market capitalization of the Company is too small to justify public company costs and the Company lacks the operating scale and capital base to fulfill the current flawed growth strategy. Second, much of RLHC's value is buried in underutilized real estate which is difficult to articulate to investors. Third, in order to realize full value, RLHC should be liquidated in an orderly fashion or sold.The Company's current growth strategy focuses on acquiring and expanding the Red Lion brand with three to four-diamond hotel properties. We do not believe the Company has the expertise or capital to successfully execute this strategy. The Company's recent acquisition efforts in Denver and Anaheim demonstrate this flawed strategy. These acquisitions have resulted in our opinion of over-paying and over-investing in assets. As an independent company, it is too costly for RLHC to expand the Red Lion brand in such a manner. We believe the Company should focus on extracting value out of its current asset base rather than increasing an inefficient and underappreciated platform.

What originally attracted us to the Company was the focus on the Pacific Northwest and our impression that the real estate was undervalued by the market. The Company's assets are now more undervalued than ever and we believe that even in a depressed marketplace the liquidation value of the Company is well in excess of the current market capitalization. Our recommendation is for the Board to immediately remove the shareholder rights plan, and begin the process of liquidation or sale of the Company to return value to shareholders in the timeliest manner possible.

We expect the Board to put shareholders' interests ahead of management's interests.

Sincerely,


Columbia Pacific Opportunity Fund, L.P.
By:_________________________

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